Betaferon(R) now available at room temperature in the EU

Latest innovation offers more convenience to patients

Berlin, December 4, 2002 - Schering AG (FSE: SCH, NYSE: SHR) announced today that the European Medicines Evaluation Agency (EMEA) has approved Betaferon(R) (interferon beta-1b) to be stored at room temperature (up to 25 degrees C) for a period of up to three months. For the first time patients with relapsing-remitting or secondary progressive multiple sclerosis (MS) throughout Europe will not have to keep Betaferon(R) refrigerated, allowing greater convenience and flexibility.

"This approval gives patients many more options for storage when travelling or pursuing activities outside their homes. This will improve their overall quality of life. In addition, improved patient compliance to Betaferon(R) is expected, which will further enhance the benefit of this highly effective MS therapy," said Dr Joachim-Friedrich Kapp, Head of Specialized Therapeutics at Schering AG. "The development of a room-temperature stable form of Betaferon(R) is the latest of our endeavors to optimize the therapy for patients and neurologists."

The positive experience gained in the United States since the room-temperature stable form of Betaferon(R) was launched in May 2002 has demonstrated the demand for increasingly convenient yet highly effective MS therapies. Schering AG continues to address these needs.



Additional Information
About MS
MS is a disease of the central nervous system affecting the brain and spinal cord. It is estimated to affect up to 2.5 million people worldwide, and is the major acquired neurological disease in young adults. People who develop MS may not immediately recognize their condition because the symptoms of MS are nonspecific and may be similar to those of other diseases. Common signs and symptoms of MS include fatigue, psychological and cognitive changes, weakness or paralysis of limbs, numbness, vision problems, speech difficulties, problems with walking or motor skills, bladder problems, and sexual dysfunction.


About Betaferon(R)
In the United States, Canada and Europe Betaferon(R) was the first therapy approved to treat relapsing-remitting MS. Betaferon(R) is also approved for the treatment of the more advanced secondary progressive form of MS in Europe, Canada and Australia. Betaferon(R) is based on the principle of high dosage and frequent administration.
Two studies are currently being conducted with Betaferon(R): "BENEFIT" and "BEYOND". "BENEFIT" is a multicenter phase III study to investigate the efficacy and safety of interferon beta-1b (Betaferon(R)) in persons with the first clinical symptoms indicative of MS. "BEYOND" is a multinational phase III trial to assess a new high dose of Betaferon(R) (interferon beta-
1b) for subcutaneous injection in patients with relapsing-remitting multiple sclerosis (MS). The BEYOND study (Betaferon Efficacy Yielding Outcomes of a New Dose) will be the largest MS trial to date, involving more than 2,000 patients.
Betaferon(R) (Interferon beta-1b) is marketed in the USA as Betaseron(R) by Berlex Laboratories, Inc., the US subsidiary of Schering AG, Berlin, Germany.


About Schering AG
Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work



This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.


Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, Tel.: +49-30-468 15296;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Dr Claudia Schmitt, Tel.: +49-30-468 158 05;
claudia.schmitt@schering.de


Your contacts in the US:
Media Relations: Jane Kramer, Tel: +1-973-487 2246; jane_kramer@berlex.com Media Relations: Jeanine O'Kane, Tel.: +1-973-487 2095;
jeanine_o'kane@berlex.com
Investor Relations: Joanne Marion, Tel: +1-973-487 2164;
joanne_marion@berlex.com